Exhibit 21.1

Idearc Inc.

The following is a list of entities expected to be subsidiaries of Idearc Inc. upon the effectiveness of the spin-off, along with each entity’s place of incorporation or organization.

Name of Subsidiary	Jurisdiction of Formation

Idearc Information Services Inc.*	Delaware

Idearc Media Corp.	Delaware

Idearc Media Services – East Inc.	Delaware

Idearc Media Services – West Inc.	Delaware

Idearc Media Sales – West Inc.	Delaware

Idearc Media Sales East LLC	Delaware

Idearc Media Sales – East Co.	Maryland

License Application Corporation**	Delaware

Second License Application Corporation**	Delaware

*	In connection with the spin-off, this entity will be converted into a limited liability company.
**	In connection with the spin-off, each of these subsidiaries is expected to be renamed.